UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79332 / November 17, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17601

In the Matter of **ALTAIR NANOTECHNOLOGIES, INC.** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Altair Nanotechnologies, Inc. ("Altair" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission for the purpose of settlement of these proceedings instituted against Respondent on September 29, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Respondent has submitted an Offer of Settlement of Altair Nanotechnologies, Inc. Regarding Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the "Offer"). Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Revocation Order"), as set forth below.

III.

On the basis of this Revocation Order and Respondent's Offer, the Commission finds that:

A.   Altair Nanotechnologies, Inc. (CIK No. 0001016546) is a Delaware corporation with principal executive offices in Reno, Nevada and Anderson, Indiana. Altair develops, manufactures and sells nano lithium titanate batteries and energy storage systems. Beginning in January 1997, Altair's common stock was registered pursuant to Section 12(g) and traded on the Nasdaq SmallCap Market.[1] Following NASDAQ's registration as a national securities exchange, Altair's common stock became registered under Section 12(b) on July 31, 2006. In September 2014, Altair filed a Form 25 voluntarily delisting and deregistering its stock under Section 12(b). Altair's common stock then reverted to its previous Section 12(g) registration and currently trades on the grey market (Ticker Symbol: ALTI).

B.   Altair has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that Altair has not filed an annual report on Form 10-K since it filed its Form 10-K for fiscal year 2012 in April 2013, and has not filed any periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2013.

C.   Altair has failed to comply with Section 13(b)(2)(B) of the Exchange Act by failing to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

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[1] Altair's stock initially traded under the ticker symbol "ALTIF" but this was later changed to "ALTI." Although Altair's common stock generally traded on the Nasdaq SmallCap Market (now known as the Nasdaq Capital Market), from approximately January 1998 to September 2002 it traded on the Nasdaq National Market (now known as the Nasdaq Global Market).

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.[2]

By the Commission.

Brent J. Fields
Secretary

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[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.